UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
JSE Limited
New York Stock Exchange

Date: 5 September 2006

For Release: Immediately

Contact: Jamin Lawton+44 (0) 20 7802 4108

Notification of interests of directors or other persons discharging managerial responsibilities

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                            Type of                             Number of                        Price per                              Date
Transaction                     Transaction                      Shares                             Share                                   Notified

4 September 2006                  Sale                             115,649                         PDS10.2409                        4 September 2006
4 September 2006                  Sale                               11,616                                ZAR139                        4 September 2006
4 September 2006                  Transfer                        235,156                                      N/A                        4 September 2006

These transactions were made on behalf of beneficiaries of the Company's Group Incentive Scheme and Restricted Share Scheme (not any director or other persons discharging managerial responsibilities subject to the Company's Securities Dealing Code with the exception of the trades by Mr M Salamon and Mr M Kloppers set out below which are included in the total transactions in GB Pounds above):

Date of                            Type of                             Number of                        Price per                              Date
Transaction                     Transaction                      Shares                             Share                                   Notified

Mr M Salamon                       Sale                               30,310                         PDS10.2409                       4 September 2006
Mr M Salamon                       Transfer                          43,433                                      N/A                       4 September 2006
Mr M Kloppers                       Transfer                        104,850                                      N/A                       4 September 2006

Following these transactions, the following individuals (being executive directors and other persons discharging managerial responsibilities under the Company's Securities Dealing Code) have an interest in the balance held by the Trust of 276,852 shares as potential beneficiaries of the Trust: Messrs M Kloppers, and M Salamon.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 5 September 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary